SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 14, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Jefferson Smurfit Group and Kappa Packaging receives
European Commission clearance for proposed merger

10 November, 2005: Jefferson Smurfit Group and Kappa Packaging today announced that the European Commission has cleared its proposed merger. The European Commission clearance is subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses.

The proposed merger is still subject to other conditions which include a consultation and advisory process with the relevant employee representative organisations.

Contacts		Information

Mark Kenny	K Capital Source	+353 1 631 5500

Brian Bell	WHPR	+353 1 669 0030

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: November 14, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer